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                                                       Filed by NetSilicon, Inc.
               pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                              Subject Company:  NetSilicon, Inc.
                                                    Commission File No.: 0-26761


                                [NETSILICON LOGO]




                               IMPORTANT REMINDER
                               ------------------



Dear NetSilicon, Inc. Shareholder:


     Your proxy has not yet been received for the Special Meeting to be held on Wednesday, February 13, 2002. NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, YOUR VOTE IS IMPORTANT.

     As detailed in the proxy statement previously mailed to you, we are seeking your vote to approve the merger of NetSilicon with Digi International Inc. Once the merger becomes effective, shareholders of NetSilicon will become shareholders of Digi. NetSilicon shareholders may also elect to receive cash for some or all of their shares, subject to limits described in the proxy statement.

     FIRSTHAND CAPITAL MANAGEMENT, INC., a leading investment firm and NetSilicon's largest institutional shareholder, is in favor of the proposed merger. Ken Pearlman, director of research for Firsthand Capital Management, commented, "FIRSTHAND CAPITAL IS PLEASED AND EXCITED ABOUT THE PROPOSED MERGER. IN OUR OPINION, THE COMBINED ENTITY HAS THE INGREDIENTS FOR LONG-TERM GROWTH. AS A LONG-TIME SUPPORTER OF NETSILICON, WE ARE IN FAVOR OF THIS TRANSACTION."

     YOUR BOARD OF DIRECTORS ALSO RECOMMENDS THAT ALL SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER.

     If you have not already voted, we encourage you to read carefully the proxy statement and vote promptly using the enclosed duplicate proxy form. If it is convenient, you may also vote by telephone or the Internet. Simply follow the instructions included with this letter.

     REMEMBER A FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER BECAUSE THE MERGER PROPOSAL REQUIRES THE APPROVAL OF TWO THIRDS OF THE OUTSTANDING NETSILICON VOTING SHARES.

     If you need another copy of the proxy statement or have any questions, please contact our proxy solicitor, MacKenzie Partners, Inc., toll free at (800) 322-2885 or (212) 929-5500 (call collect).

     We appreciate your prompt attention to voting your shares and thank you for your continued interest in your company.


                                   Sincerely,

                                   /s/ Cornelius Peterson, VIII
                                   ------------------------------------
                                   Cornelius Peterson, VIII
                                   Chairman and Chief Executive Officer


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                      INSTRUCTIONS FOR VOTING BY TELEPHONE


    * Call the 800 telephone number located in the upper left of the enclosed proxy


    * Use your 12 digit control number, which is located above Proposal 1 to access the voting menu


                    INSTRUCTIONS FOR VOTING VIA THE INTERNET


    *     Contact www.PROXYVOTE.com


    * Use your 12 digit control number, which is located above Proposal 1 to access the voting screen

      If you have any questions, or need assistance in voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc. at
          (800) 322-2885 (toll-free) or (212) 929-5500 (call collect).

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